Brera Holdings Limited

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

December 16, 2022

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services

100 F Street, N.E.
Washington, D.C. 20549

Attn:	Alyssa Wall
Lilyanna Peyser
Abe Friedman
Angela Lumley

Re:	Brera Holdings PLC
Amendment No. 1 to Registration Statement on Form F-1
Filed November 30, 2022
File No. 333-268187

Ladies and Gentlemen:

We hereby submit the responses of Brera Holdings PLC (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in the Staff’s letter, dated December 13, 2022, providing the Staff’s comments with respect to the Company’s Amendment No. 1 to Registration Statement on Form F-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 1 to Registration Statement on Form F-1

General

1.	We note your references to an “estimated” offering price per share of $5.00 throughout the filing. Because you are not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, amend your disclosure to provide a bona fide estimate of a range of the maximum offering price per share, rather than an “estimated” price. See Instruction 1(A) to Item 501(b)(3) of Regulation S-K.

Response: We have revised the Registration Statement as requested by the Staff.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (949) 233-7869 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Brera Holdings PLC

	By:	/s/ Sergio Carlo Scalpelli
Sergio Carlo Scalpelli
Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.